Exhibit 3.1

CERTIFICATE OF ELIMINATION OF THE

SERIES D JUNIOR

PARTICIPATING PREFERRED STOCK

OF

JARDEN CORPORATION

(Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware)

Jarden Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Company”), certifies as follows:

FIRST: The Certificate of Designations filed on November 20, 2008 and constituting part of the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Designations”) authorizes the issuance of 1,000,000 shares of a series of Preferred Stock designated as Series D Junior Participating Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”).

SECOND: Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Company adopted the following resolutions:

RESOLVED, that none of the authorized shares of the Series D Junior Participating Preferred Stock, par value $0.01 per share, (the “Series D Preferred Stock”) are outstanding and none of the authorized shares of such series of preferred stock will be issued subject to the Certificate of Designations with respect to the Series D Preferred Stock filed on November 20, 2008 and constituting part of the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Designations”); and

RESOLVED, that the Secretary of the Company is authorized and directed to execute a Certificate of Elimination as provided by Section 151(g) of the DGCL in accordance with Section 103 of the DGCL, substantially in the form attached as an exhibit to these resolutions, with such changes therein as the Secretary may approve and as are permitted by the DGCL to be made by such officer, such approval to be conclusively evidenced by the Secretary’s execution of such Certificate of Elimination, and to file the same forthwith in the Office of the Secretary of State of the State of Delaware, and when such Certificate of Elimination becomes effective, all references to the Series D Preferred Stock in the Restated Certificate of Incorporation, as amended of the Company shall be eliminated and the shares of Series D Preferred Stock shall resume the status of authorized and unused shares of preferred stock of the Company, without designation as to series.

THIRD: Pursuant to the provisions of Section 151(g) of the DGCL, all references to Series D Preferred Stock in the Certificate of Incorporation of the Company hereby are eliminated, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the Preferred Stock of the Company, without designation as to series.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed by John E. Capps, its Senior Vice President, General Counsel and Secretary, this 19th day of November, 2009.

JARDEN CORPORATION

/s/ John E. Capps
Name:	John E. Capps
Title:	Senior Vice President, General Counsel and Secretary